Exhibit 99.6

25 March 2003

UK Corporation Tax Affairs

Cable & Wireless announces today that it has reached agreement with the Inland Revenue to settle the Group’s outstanding UK Corporation Tax Affairs for the ten years up to 31 March 2001. This agreement involves the payment today by the Group of £380 million to the Inland Revenue in respect of all previously unsettled matters for this period.

On 13 January 2003 Cable & Wireless paid £1.5 billion into escrow for the benefit of T-Mobile Holdings Limited, a subsidiary of Deutsche Telekom, pursuant to an obligation in a tax indemnity given to Deutsche Telekom by Cable & Wireless at the time of the disposal of One2One in October 1999. As a consequence of this settlement with the Inland Revenue the Company expects the release of the £1.5 billion currently held in escrow shortly.

Richard Lapthorne, Chairman of Cable & Wireless, said “Establishing clarity over the Group’s tax position was an essential element in our planning for the future financial shape of the Group. With the settlement in place and consequent anticipated release of funds under escrow we now expect to have a firm financial base for securing the future of the Company”.

Forward looking statements
This announcement contains forward-looking statements that involve inherent risks and uncertainties. The company has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to in, the cautionary statements section on page 3 of the Company’s Form 20F 2002.

Contacts:
Investor Relations
Samantha Ashworth	+44(0) 207 315 4460
Caroline Stewart	+44(0) 207 315 6225
Virginia Porter	+(1) 646 735 4211

Media
Susan Cottam	+44(0) 207 315 4410
Peter Eustace	+44(0) 207 315 4495